Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. ___)<1>

                        First National Bancorp, Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $10.00 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                 320920 101
   ---------------------------------------------------------------------
                               (Cusip Number)

                             Richard G. DeGrush
                        First National Bancorp, Inc.
                78 N. Chicago Street, Joliet, Illinois 60432
                               (815) 726-4371

                                 With a copy to:

                            Schiff Hardin & Waite
                  6600 Sears Tower, Chicago, Illinois 60606
                           Attn: Robert J. Minkus
                               (312) 258-5584
   ---------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                March 1, 2001
   --------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



   1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).





        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on following pages)
                            (Page 2 of 25 pages)



   CUSIP NO. 320920 101              13D               PAGE 3 of 25 PAGES



      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George H. Buck

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY
      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

      BENEFICIALLY  8   SHARED VOTING POWER

       OWNED BY         342,586 Shares

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         19,745 Shares

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            - 0 - Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            342,586 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3%

      14    TYPE OF REPORTING PERSON*

            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



   CUSIP NO. 320920 101              13D               PAGE 4 of 25 PAGES



      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Walter F. Nolan

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

      BENEFICIALLY  8   SHARED VOTING POWER

      OWNED BY          361,748 Shares

       EACH         9   SOLE DISPOSITIVE POWER

      REPORTING         28,450 Shares

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            19,162 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            361,748 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.9%

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D               PAGE 5 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Albert G. D'Ottavio

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

      BENEFICIALLY  8   SHARED VOTING POWER

       OWNED BY         342,586 Shares

         EACH       9   SOLE DISPOSITIVE POWER

      REPORTING         21,900 Shares

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            - 0 - Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            342,586 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3%

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D               PAGE 6 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watson A. Healy

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

      BENEFICIALLY  8   SHARED VOTING POWER

        OWNED BY        354,396 Shares

          EACH      9   SOLE DISPOSITIVE POWER

        REPORTING       1,307 Shares

         PERSON    10   SHARED DISPOSITIVE POWER

          WITH          11,810 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            354,396 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.7%

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D               PAGE 7 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin T. Reardon

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

      BENEFICIALLY  8   SHARED VOTING POWER

      OWNED BY          342,586 Shares

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         59,558 Shares

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            - 0 - Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            342,586 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3 %

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D               PAGE 8 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Louis R. Peyla

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

      BENEFICIALLY  8   SHARED VOTING POWER

        OWNED BY        342,586 Shares

         EACH       9   SOLE DISPOSITIVE POWER

       REPORTING        49,690 Shares

         PERSON    10   SHARED DISPOSITIVE POWER

          WITH          - 0 - Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            342,586 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3 %

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D               PAGE 9 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheldon Bell

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

     BENEFICIALLY   8   SHARED VOTING POWER

       OWNED BY         348,030 Shares

         EACH       9   SOLE DISPOSITIVE POWER

       REPORTING        22,980 Shares

        PERSON     10   SHARED DISPOSITIVE POWER

         WITH           5,444 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            348,030 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5 %

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D              PAGE 10 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Peyla

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

     BENEFICIALLY   8   SHARED VOTING POWER

       OWNED BY         342,586 Shares

         EACH       9   SOLE DISPOSITIVE POWER

      REPORTING         57,503 Shares

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            - 0 - Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            342,586 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3 %

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D              PAGE 11 of 25 PAGES



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard E. Reeves

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

     NUMBER OF      7   SOLE VOTING POWER

      SHARES            -0- Shares

    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           342,586 Shares

       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          36,805 Shares

      PERSON       10   SHARED DISPOSITIVE POWER

       WITH             - 0 - Shares

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          342,586 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.3 %

     14   TYPE OF REPORTING PERSON*

          IN



   CUSIP NO. 320920 101              13D              PAGE 12 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul A. Lambrecht

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

     BENEFICIALLY   8   SHARED VOTING POWER

       OWNED BY         359,731 Shares

        EACH        9   SOLE DISPOSITIVE POWER

       REPORTING        33,537 Shares

        PERSON     10   SHARED DISPOSITIVE POWER

         WITH           17,145 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            359,731 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.8 %

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D              PAGE 13 of 25 PAGES




      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael C. Reardon

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

     BENEFICIALLY   8   SHARED VOTING POWER

       OWNED BY         348,424 Shares

         EACH       9   SOLE DISPOSITIVE POWER

       REPORTING         2,399 Shares

         PERSON    10   SHARED DISPOSITIVE POWER

          WITH          5,838 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            348,424 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5 %

      14    TYPE OF REPORTING PERSON*

            IN



   CUSIP NO. 320920 101              13D              PAGE 14 of 25 PAGES



      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harvey J. Lewis

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            N/A

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           -0- Shares

     BENEFICIALLY   8   SHARED VOTING POWER

       OWNED BY         342,586 Shares

        EACH        9   SOLE DISPOSITIVE POWER

       REPORTING        8,212 Shares

        PERSON     10   SHARED DISPOSITIVE POWER

         WITH           - 0 - Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            342,586 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3 %

      14    TYPE OF REPORTING PERSON*

            IN



    ITEM 1.       SECURITY AND ISSUER.

             This statement relates to shares of common stock, par value $10.00 per share (the "Common Stock"), of First National Bancorp, Inc., an Illinois corporation (the "Company"). The principal executive offices of the Company are located at 78 North Chicago Street, Joliet, Illinois 60432.

   ITEM 2.        IDENTITY AND BACKGROUND.

             This statement is being filed jointly by George H. Buck, Walter F. Nolan, Albert G. D'Ottavio, Watson A. Healy, Michael C. Reardon, Harvey J. Lewis, Charles R. Peyla, Sheldon C. Bell, Louis R. Peyla, Howard E. Reeves, Paul A. Lambrecht, and Kevin T. Reardon (collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is filed as Exhibit 10.2 hereto. Each of the Reporting Persons is a citizen of the United States of America.

             George H. Buck's principal occupation is serving as President of Werden Buck Company. Mr. Buck's business address is 55 East Webster Street, Joliet, Illinois 60434.

             Walter F. Nolan's principal occupation is serving as a Member of Clifton Gunderson & Company. Mr. Nolan's business address is 3077 West Jefferson Street, Joliet, Illinois 60435.

             Albert G. D'Ottavio's principal occupation is serving as President and Chief Operating Officer of the Company. Mr. D'Ottavio's business address is 78 North Chicago Street, Joliet, Illinois 60432.

             Watson A. Healy's principal occupation is as an architect. Mr. Healy's business address is 603 Buell Avenue, Joliet, Illinois 60435.

             Michael C. Reardon's principal occupation is serving as Senior Vice President of the Company. Mr. Reardon's business address is 78 North Chicago Street, Joliet, Illinois 60432.

             Harvey J. Lewis is principally engaged in the farming business. Mr. Lewis' business address is 23731 SE Frontage Road, Channahon, Illinois 60410.

             Charles R. Peyla's principal occupation is serving as President of Illinois Securities Company. Mr. Peyla's business address is 327 Republic Avenue, Joliet, Illinois 60435.

             Sheldon C. Bell's principal occupation is serving as President of Bell Realty. Mr. Bell's business address is 2300
   Glenwood Avenue, Joliet, Illinois 60435.

             Louis R. Peyla's principal occupation is serving as Chairman of Illinois Securities Company. Mr. Peyla's business address is 327 Republic Avenue, Joliet, Illinois 60435.

             Howard E. Reeves' principal occupation is serving as President of HOW Enterprises. Mr. Reeves' business address is 452 N. Chicago Street, Joliet, Illinois 60432.

             Paul A. Lambrecht is retired. Prior to his retirement Mr. Lambrecht served as Chairman of Brown & Lambrecht Earthmovers, Inc. Mr. Lambrecht's business address is 10 S. Gougar Road, Joliet,
   Illinois 60432.

             Kevin T. Reardon's principal occupation is serving as Chairman and Chief Executive Officer of the Company. Mr. Reardon's business address is 78 North Chicago Street, Joliet, Illinois 60432.

             During the last five years, none of the Reporting Persons
   (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On March 1, 2001, the Reporting Persons entered into a voting agreement (the "Voting Agreement", described in Item 4 below and incorporated by reference as Exhibit 10.1 hereto) with Bank of Montreal, a chartered bank of Canada ("BMO"), with respect to certain shares of Common Stock directly owned by the Reporting Persons. No shares of Common Stock were purchased by the Reporting Persons pursuant to, or in connection with, the Voting Agreement.

   ITEM 4.        PURPOSE OF TRANSACTION.

             The Voting Agreement was entered into by the Reporting Persons in connection with, and as an inducement and a condition to, BMO's entering into the Agreement and Plan of Merger, dated as of March 1, 2001 (the "Merger Agreement"), by and among the Company, BMO and Bankmont Financial Corporation, a Delaware corporation and a wholly owned subsidiary of BMO ("Merger Sub").

             Pursuant to the Merger Agreement, the Company will be merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation (the "Surviving Corporation"). Each share of Common Stock, will be converted at the time of the Merger, at the election of each Company shareholder and subject to adjustment as provided in the Merger Agreement, into either (i) $72.50 in cash; or (ii) a number of shares of BMO common stock, no par value ("BMO Shares"), equal to $72.50 divided by the BMO Share Price (as defined below); or (iii) $36.25 in cash and a number of BMO Shares equal to $36.25 divided by the BMO
   Share Price. The "BMO Share Price" means the average (weighted according to reported daily trading volume on the New York Stock
   Exchange and rounded to the nearest $.01) of the closing prices of the BMO Shares on the ten trading days immediately prior to the fourth day preceding the closing of the Merger.

             The consummation of the Merger is subject to approval by the Company's shareholders, reorganization tax treatment, the receipt of certain regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

             To effect the Merger, each of the Reporting Persons has agreed, pursuant to the Voting Agreement, to vote all of the shares of Common Stock that they are entitled to vote in favor of the Merger and the Merger Agreement. The Voting Agreement also requires the Reporting Persons to vote their shares of Common Stock (i) against any action or agreement which would result in a breach of any term of, or any other obligation of the Company under, the Merger Agreement and
   (ii) against any action or agreement which would impede, interfere with or attempt to discourage the transactions contemplated by the Merger Agreement. The shares of Common Stock subject to the Voting Agreement which the Reporting Persons are currently entitled to vote constitute, in the aggregate, approximately 11.3% of the Common Stock outstanding as of March 1, 2001. The Voting Agreement will terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement.

             If the Merger is consummated as contemplated by the Merger Agreement, (i) the Company will be merged into Merger Sub, (ii) the Board of Directors and officers of the Surviving Corporation will be the Board of Directors and officers of Merger Sub, (iii) the Articles of Incorporation and Bylaws of the Surviving Corporation will be the Articles of Incorporation and Bylaws of Merger Sub, and (iv) the registration of the Company's Common Stock will be terminated pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

             The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are incorporated by reference as Exhibits
   2.1 and 10.1 hereto, respectively, and which are incorporated herein by reference.

   ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

             The share ownership percentages described in this Schedule 13D are based on 3,037,955 shares of Common Stock being outstanding on March 1, 2001, as reported by the Company in the Merger Agreement.

             (a) The aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as of March 1, 2001 is as follows:

                  (1) George H. Buck beneficially owns 342,586 shares of Common Stock, constituting approximately 11.3% of the outstanding Common Stock. 19,640 of such shares are owned directly and solely by Mr. Buck,

                       105 of such shares are held in a custody account over which Mr. Buck has sole voting and sole investment control, and 328,285 of such shares are owned by the other Reporting Persons. Mr. Buck may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (2) Walter F. Nolan beneficially owns 361,748 shares of Common Stock, constituting approximately 11.9% of the outstanding Common Stock. 28,450 of such shares are owned directly and solely by Mr. Nolan, 19,162 of such shares are held jointly with Mr. Nolan's spouse, and 314,136 of such shares are owned by the other Reporting Persons. Mr. Nolan may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (3) Albert G. D'Ottavio beneficially owns 342,586 shares of Common Stock, constituting approximately 11.3% of the outstanding Common Stock. 21,900 of such shares are owned directly and solely by Mr. D'Ottavio, and 320,686 of such shares are owned by the other Reporting Persons. Mr. D'Ottavio may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (4) Watson A. Healy beneficially owns 354,396 shares of Common Stock, constituting approximately 11.7% of the outstanding Common Stock. 1,307 of such shares are owned directly and solely by Mr. Healy, 11,810 of such shares are held in trust over which Mr. Healy has shared voting and shared investment control, and 341,279 of such shares are owned by the other Reporting Persons. Mr. Healy may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (5) Michael C. Reardon beneficially owns 348,424 shares of Common Stock, constituting approximately 11.5% of the outstanding Common Stock. 2,339 of such shares are owned directly and solely by Mr. Reardon, 5,838 of such shares are held jointly by Mr. Reardon and his spouse, and 340,247 of such shares are owned by the other Reporting Persons. Mr. Reardon may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (6) Harvey J. Lewis beneficially owns 342,586 shares of Common Stock, constituting approximately 11.3% of the outstanding Common Stock. 525 of such shares are owned directly and solely by Mr. Lewis, 7,687 of such shares are held by trust over which Mr. Lewis has sole voting control and sole investment control, 2,662 of such shares are held in trust over which Mr. Lewis has no voting and no investment control, and 331,712, of such shares are owned by the other Reporting Persons. Mr. Lewis may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (7) Charles R. Peyla beneficially owns 342,586 shares of Common Stock, constituting approximately 11.3% of the outstanding Common Stock. 3,117 of such shares are owned directly and solely by Mr. Peyla, 13,777 of such shares are held as agent for Illinois Securities Company over which Mr. Peyla has sole voting and sole investment control, 40,609 of such shares are held as co-trustee over which Mr. Peyla has sole voting control and sole investment control, 105 of such shares are directly owned by Mr. Peyla's spouse and 284,978 of such shares are owned by the other Reporting Persons. Mr. Peyla may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (8) Sheldon C. Bell beneficially owns 348,030 shares of Common Stock, constituting approximately 11.5% of the outstanding Common Stock. 1,515 of such shares are owned directly and solely by Mr. Bell, 5,444 of such shares are owned jointly by Mr. Bell and his spouse, 21,465 of such shares are held in trust over which Mr. Bell has sole voting control and sole investment control and 319,606 of such shares are owned by the other Reporting Persons. Mr. Bell may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (9) Louis R. Peyla beneficially owns 342,586 shares of Common Stock, constituting approximately 11.3% of the outstanding Common Stock. 8,002 of such shares are owned directly and solely by Mr. Peyla, 41,688 of such shares are held as co-trustee over which Mr. Peyla has sole voting and sole investment control and 292,896 of such shares are owned by the other Reporting Persons. Mr. Peyla may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (10) Howard E. Reeves beneficially owns 342,586 shares
                       of Common Stock, constituting approximately 11.3% of the outstanding Common Stock. 850 of such shares are owned directly and solely by Mr. Reeves, 35,955 of such shares are held in trust over which Mr. Reeves has sole voting and sole investment control, 10,712 of such shares are owned directly and solely by Mr. Reeves' spouse, and 295,069 of such shares are owned by the other Reporting Persons. Mr. Reeves may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (11) Paul A. Lambrecht beneficially owns 359,731 shares
                       of Common Stock, constituting approximately 11.8% of the outstanding Common Stock. 1,667 of such shares are owned directly and solely by Mr. Lambrecht, 32,370 of such shares are held in trust over which Mr. Lambrecht has sole voting and sole investment control, 17,145 of such shares are held jointly with Mr. Lambrecht's spouse, and 308,549 of such shares are owned by the other Reporting Persons. Mr. Lambrecht may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

                  (12) Kevin T. Reardon beneficially owns 342,586shares
                       of Common Stock, constituting approximately 11.3% of the outstanding Common Stock. 616 of such shares are owned directly and solely by Mr. Reardon, 42,062 of such shares are held as trustee over which Mr. Reardon has sole voting and sole investment control, 13,810 of such shares are held in a spousal trust over which Mr. Reardon has sole voting and sole investment control, 3,070 of such shares are held in trust over which Mr. Reardon has sole voting and sole investment control, and

                       283,028 of such shares are owned by the other Reporting Persons. Mr. Reardon may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Voting Agreement.

             (b) The number of shares of Common Stock as to which each Reporting Person had the sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose of or to direct the disposition of, as of March 1, 2001, is as follows:

                  (1) George H. Buck has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 19,745 shares of Common Stock, shared power to direct the vote of 342,586 shares of Common Stock, and no shared power to dispose of shares of Common Stock.

                  (2) Walter F. Nolan has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 28,450 shares of Common Stock, shared power to direct the vote of 361,748 shares of Common Stock, and shared power to dispose of 19,162 shares of Common Stock.

                  (3) Albert G. D'Ottavio has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 21,900 shares of Common Stock, shared power to direct the vote of 342,586 shares of Common Stock, and no shared power to dispose of shares of Common Stock.

                  (4) Watson A. Healy has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 1,307 shares of Common Stock, shared power to direct the vote of 354,396 shares of Common Stock, and shared power to dispose of 11,810 shares of Common Stock.

                  (5) Michael C. Reardon has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 2,399 shares of Common Stock, shared power to direct the vote of 348,424 shares of Common Stock, and shared power to dispose of shares of 5,838 Common Stock.

                  (6) Harvey J. Lewis has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 8,212 shares of Common Stock, no shared power to direct the vote of 342,586 shares of Common Stock, and no shared power to dispose of shares of Common Stock.

                  (7) Charles R. Peyla has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 57,503 shares of Common Stock, shared power to direct the vote of 342,586 shares of Common Stock, and no shared power to dispose of shares of Common Stock.

                  (8) Sheldon Bell has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 22,980 shares of Common Stock, shared power to direct the vote of 348,030 shares of Common Stock, and shared power to dispose of 5,444 shares of Common Stock.

                  (9) Louis R. Peyla has no sole power to direct the vote of shares of Common Stock, sole power to dispose of 49,690 shares of Common Stock, no shared power to direct the vote of 342,586 shares of Common Stock, and no shared power to dispose of shares of Common Stock.

                  (10) Howard E. Reeves has no sole power to direct the
                       vote of shares of Common Stock, sole power to dispose of 36,805 shares of Common Stock, shared power to direct the vote of 342,586 shares of Common Stock, and no shared power to dispose of shares of Common Stock.

                  (11) Paul A. Lambrecht has no sole power to direct the
                       vote of shares of Common Stock, sole power to dispose of 33,537 shares of Common Stock, shared power to direct the vote of 359,731 shares of Common Stock, and the shared power to dispose of 17,145 shares of Common Stock.

                  (12) Kevin T. Reardon has no sole power to direct the
                       vote of shares of Common Stock, sole power to dispose of 59,558 shares of Common Stock, shared power to direct the vote of 342,586 shares of Common Stock, and no shared power to dispose of shares of Common Stock.

             Subject to the following paragraph, pursuant to the Voting Agreement and solely with respect to the approval of the Merger and the Merger Agreement, each of the Reporting Persons may be deemed to share voting power with respect to an aggregate of 342,586 shares of Common Stock, which shares constitute approximately 11.3% of the outstanding shares of Common Stock.

             Each of the Reporting Persons hereby expressly disclaims beneficial ownership over the shares of Common Stock reported herein but held by the other Reporting Persons as disclosed in their Item 5(a) and (b) (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).

             (c) Except for the execution and delivery of the Voting Agreement, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

             (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

             (e)  Not applicable.

   ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Copies of the Merger Agreement and the Voting Agreement are incorporated by reference as exhibits hereto, and, to the best knowledge of each Reporting Person, except as described in this
   Schedule 13D or in the documents referred to herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company.

   ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 2.1 Agreement and Plan of Merger, dated as of March 1, 2001, by and between First National Bancorp, Inc., Bank of Montreal and Bankmont Financial Corporation (without exhibits) (incorporated by reference to Exhibit 2.1 to First National Bancorp, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2001, as amended, File No. 0-15123).

        Exhibit 10.1 Voting Agreement, dated as of March 1, 2001, between Bank of Montreal and each of the Reporting Persons (incorporated by reference to Exhibit 99.2 to First National Bancorp, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2001, as amended,
                       File No. 0-15123).

        Exhibit 10.2   Joint Filing Agreement.














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                                 SIGNATURES


        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this instrument is true, complete and correct.

   Dated: March 13, 2001


          /s/George H. Buck                  /s/Michael C. Reardon
          ------------------------           ---------------------------
          George H. Buck                     Michael C. Reardon


          /s/Walter F. Nolan                 /s/Charles R. Peyla
          ------------------------           ---------------------------
          Walter F. Nolan                    Charles R. Peyla


          /s/Albert G. D'Ottavio             /s/Sheldon C. Bell
          ------------------------           ----------------------------
          Albert G. D'Ottavio                Sheldon C. Bell


          /s/Watson A. Healy                 /s/Howard E. Reeves
          ------------------------           ----------------------------
          Watson A. Healy                    Howard E. Reeves


          /s/Kevin T. Reardon                /s/Paul A. Lambrecht
          ------------------------           -----------------------------
          Kevin T. Reardon                   Paul A. Lambrecht


          /s/Louis R. Peyla                  /s/Harvey J. Lewis
          ------------------------           -----------------------------
          Louis R. Peyla                     Harvey J. Lewis

















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